Exhibit 99.1
Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123

RETIREMENT OF GOLD FIELDS CHIEF FINANCIAL OFFICER AND EXECUTIVE DIRECTOR

With reference to section 3.84 (f) of the Listings Requirements of the JSE Limited (“JSE”)(“JSE Listings Requirements”) Shareholders are referred to Gold Fields’ unaudited interim results announcement released on the Stock Exchange News Service (“SENS”) on 17 August 2023 (“Announcement”), in which the Company conveyed the intention of Mr. Paul Andy Schmidt, currently the Chief Financial Officer (“CFO”) and Executive Director of the Company, to proceed on early retirement.

Mr. Schmidt will now be retiring and therefore will be stepping down from the board of directors (“Board”) and his position as CFO and Executive Director with effect from 30 April 2024. Mr. Schmidt will, however, remain in the employ of the Company until 30 June 2024.

Mr. Alex Dall, currently the VP Corporate Finance at Gold Fields, has been appointed as Interim CFO with effect from 1 May 2024, pending the appointment of a permanent CFO and Executive Director.

The Audit Committee has confirmed that Mr. Dall is suitably qualified with the appropriate experience and expertise to assume the role and responsibility as Interim CFO.

Mr. Schmidt was appointed CFO on 1 January 2009 and joined the Board on 6 November 2009. Prior to his appointment as CFO of Gold Fields, Mr. Schmidt held the positions of acting CFO from May 2008 and Financial Controller from April 2003. He joined Gold Fields in 1996.

Gold Fields would like to thank Mr. Schmidt for his significant contributions to the Company and guidance to the Board during his long tenure.

The process to appoint the new CFO is progressing well and is in its final stages. The Company will make an announcement as soon as negotiations have been finalised.

30 April 2024
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd